First Derivative Traders LP

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2015

First Derivative Traders LP
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2015

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	2,355,367
Additions		-
Deductions		(114,541)
SIPC Net Operating Revenues	$	2,240,826

Determination of General Assessment:

SIPC Net Operating Revenues:	$	2,240,826
General Assessment @ .0025		5,602

Assessment Remittance:

Less: Payment made with Form SIPC-6 in July 2015		(2,079)
Assessment Balance Due	$	3,523

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2015:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$	2,355,367
SIPC Net Operating Revenues as computed above		2,355,367
Difference	$	-



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Officers and Directors of
First Derivative Traders LP
419 Minden Way
Wynnewood, PA 19096

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by First Derivative Traders LP ("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015, noting no exceptions;
3- Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP (NY)
February 09, 2016